

June 15, 2012

Via E-mail
Jeffrey H. Smulyan
Chairman of the Board, President and
Chief Executive Officer
Emmis Communications Corporation
One Emmis Plaza, 40 Monument Circle
Suite 700
Indianapolis, IN 46204

> **Re:** **Emmis Communications Corporation**
> **Revised Preliminary Proxy Statement**
> **Filed June 5, 2012**
> **File No. 000-23264**

Dear Mr. Smulyan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Special Meeting, page 1

Q: Has the board of directors made any recommendation with respect to the Proxy Solicitation?, page 2

1.   You disclose on page 13 that the amount due at maturity in February 2015 on the $35 million principal amount of Notes you issued in November 2011 at 22.95% interest will be approximately $65 million. You also disclose that there are prohibitions under the Notes on any dividend payments on Emmis' capital stock, restriction on the ability of Emmis to incur additional indebtedness and restrictions on repayment of the Notes prior to the final maturity date. In your disclosure throughout the proxy statement about the board's reasons for amending the terms of the Preferred Stock, you discuss the board's belief that the proposed amendments will improve the company's capitalization, balance

sheet, value of the common stock, leverage ratio and rating score by ratings agencies. Please also discuss the impact on these stated benefits of the Notes, the proceeds of which you used to advance the board's goal of approving the proposed amendments to the Preferred Stock.

Proposals I – IV: Approval of the Proposed Amendment, page 12

Background, page 12

2.   You disclose on page 13 that there are the restrictions on repayment of the Notes issued on November 11, 2011 prior to their final maturity date of February 1, 2015. Please disclose these restrictions.

3.   We note your response to comment 3 from our letter dated May 31, 2012 and your revised disclosure on page 16. Please also disclose the more specific information provided in your response.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        James M. Dubin, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP